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                 May 18, 2021

       Bei Bai
       Co-Chief Financial Officer
       Jiayin Group Inc.
       18th Floor, Building No. 1, Youyou Century Plaza
       428 South Yanggao Road, Pudong New Area
       Shanghai 200122
       People   s Republic of China

                                                        Re: Jiayin Group Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 7, 2021
                                                            File No. 333-255898

       Dear Ms. Bai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance